Exhibit 10.290

SUMMARY OF NON-EMPLOYEE DIRECTOR COMPENSATION

The Board of Directors approved a revised non-employee directors’ compensation program on March 14, 2007. The equity portion of the revised compensation program is subject to stockholder approval at the 2007 Annual Meeting of Stockholders.

Cash Retainers

The cash retainer portion of the revised compensation program was effective for non-employee directors beginning January 1, 2007.

Each non-employee director receives an annual cash retainer in the amount of $85,000. In addition, the Chair of the Audit Committee receives a supplemental annual cash retainer of $25,000 and each other member of the Audit Committee receives a supplemental annual cash retainer of $5,000. The Chair of the Compensation Committee and the Chair of the Nominating and Governance Committee each receive a supplemental annual cash retainer of $15,000. There are no fees paid for attendance at board or committee meetings.

The board retains the discretion to establish special committees in the future and to pay a special retainer to the Chair and the members of any such special committee.

Equity Grants

Subject to stockholder approval at the 2007 Annual Meeting of Stockholders, each non-employee director would receive an annual equity grant under the 2004 Stock Incentive Plan with an aggregate value of $125,000. The equity grants would be 50 percent in stock options and 50 percent in restricted shares.

In the event a new non-employee director is elected to the board during the year, a pro-rata retainer amount with the same 40/60 split between cash retainers and equity grants would be granted to that individual. The initial grant of 10,000 stock options under the current program would be discontinued under the new program.

Pursuant to the 2004 Stock Incentive Plan, the equity grants would vest 25% on the first anniversary of the date of grant, 50% on the second anniversary of the date of grant and 100% on the third anniversary of the date of grant.